STROOCK & STROOCK & LAVAN LLP
                                180 Maiden Lane
                            New York, NY 10038-4982

                              Phone: 212-806-5400
                               Fax: 212-806-6006

                                                              RICHARD HOROWITZ
                                                                      806-5513


February 25, 1999

Mr. John C. Grzeskiewicz
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re: Dreyfus One Hundred Percent U.S. Treasury Long Term Fund Registration Statement File Nos.: 811-04429; 33-00826 485APOS -- Accession No. 0000899681-99-000079

Dear Mr. Grzeskiewicz:

Please withdraw the above-referenced filing that was filed today in error with the wrong CIK number. Please telephone me at (212) 806-5513 with any comments or questions regarding this matter.

Very truly yours,


Richard Horowitz